UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

FIRST HALF 2014 RESULTS1

RENEWED GROWTH DUE TO SOLID STRATEGIC EXECUTION

SIGNIFICANT IMPROVEMENT IN SECOND QUARTER RESULTS

GOOD REVENUE GROWTH (+3% AT CONSTANT EXCHANGE RATES) AND VERY SATISFACTORY COMMERCIAL SUCCESS

STRONG ADJUSTED OPERATING CASH FLOW GROWTH OF 9.9%2 (+13.9%2 FOR THE COMBINED WATER AND WASTE ACTIVITIES)

ADJUSTED NET INCOME GROWTH OF 40% TO €187 MILLION

DALKIA TRANSACTION CLOSED JULY 25, 2014

2014 OBJECTIVES CONFIRMED

Antoine Frérot, Veolia Environnement’s Chairman and Chief Executive Officer indicated: “First half results were satisfying and encouraging. Revenue growth continues and our commercial efforts targeting the industrial sector are already bearing fruit. Our results improved significantly in the second quarter and the unfavorable first quarter weather impacts have already been absorbed. In the first half of 2014, the Company’s adjusted operating cash flow increased 9.9%2, while adjusted operating cash flow of the combined Water and Waste activities increased 13.9%2. As a result, our annual objective of around 10% growth in adjusted operating cash flow at constant exchange rates is confirmed.”

▪	Revenue grew 1.4% (+3.0% at constant exchange rates) to €11,232 million compared to re-presented €11,074 million for the half-year ended June 30, 2013, with a strong rebound in the second quarter (+0.5% in Q1, +5.6% in Q2).

Excluding Dalkia France, revenue increased 6.5% at constant exchange rates and +3.6% at constant consolidation scope and exchange rates.

o    In France, revenue was stable compared to the prior year period in both Water and Waste activities despite a difficult macroeconomic environment.

o    Europe excluding France revenue grew 2.4% at constant consolidation scope and exchange rates, given good momentum in Waste activities in the United Kingdom and Water activities in Central and Eastern Europe.

1 Unaudited figures.

2 At contant exchange rates. At current exchange rates adjusted operating cash flow growth was 8.5% and 12.3% for the combined Water and Waste activities.

Paris, August 28, 2014

o    The Rest of the World segment recorded strong revenue growth (+8.0% at constant consolidation scope and exchange rates) due to good performance in Energy Services activities in the United States at the beginning of the year and an increase in landfill volumes in Waste in Australia. The segment also benefitted from the integration of Proactiva’s Water and Waste activities in Latin America, contributing to 22% growth at constant exchange rates.

o    Global Businesses revenue growth returned (+7.8% at constant consolidation scope and exchange rates), with progression in all activities (hazardous waste +6%, Sade +7% and engineering +10%).

o    Dalkia France revenue remained significantly down (-14.6% at constant consolidation scope in the first half of 2014, following -20.5% in Q1) as a result of the unfavorable weather impact related to an exceptionally mild winter, as well as the continuing end of gas cogeneration contracts.

By business, Water activities recorded 3.1% revenue growth at constant consolidation scope and exchange rates. Waste revenue increased 2.8% at constant consolidation scope and exchange rates, including the impact of higher volumes (+1.7%) and higher service prices (+0.8%). Energy Services revenue declined 10.1% at constant consolidation scope and exchange rates due to the negative impact of the mild winter.

▪	Veolia continues to experience good commercial success.

During the first half of 2014 business development momentum was particularly good in the priority markets targeted by the Group, with in particular the extension of the Novartis industrial utilities contract (estimated cumulative revenue of €925 million), the construction and operation of two biomass plants in Canada (estimated cumulative revenue of €1.1 billion) and treatment of process water in the tight gas field project in the Sultanate of Oman (estimated cumulative revenue of $75 million). In total, strong value-added offerings for industrial clients represented 60% of contract wins in the first half of 2014.

▪	Significant adjusted operating cash flow growth of 9.9% at constant exchange rates to €1,009 million, with 13.9% growth at constant exchange rates in the combined Water and Waste activities
o	Adjusted operating cash flow growth strongly accelerated in the second quarter, with 20.5% growth at constant exchange rates following 2.3% growth in the first quarter.
o	The variation in adjusted operating cash flow for the first half of 2014 includes headquarters restructuring charges of €22 million in the first half of 2014 compared to €32 million in the first half of 2013.
o	Adjusted operating cash flow growth benefitted from the impact of further cost savings, good performance in Waste activities in all geographies, as well as improved performance in Water activities in France. Adjusted operating cash flow in the first half of 2014 also benefited from the full consolidation of Proactiva in Latin America.

o    By segment, and at constant exchange rates: In France, adjusted operating cash flow increased 6.0%, mainly due to cost cutting. In the Europe, excluding France segment, adjusted operating cash flow grew 2.1% due to strong performance in the United Kingdom, and in Germany the benefit of restructuring implemented in the Waste business was offset by the decline in results in energy activities in the Braunschweig contract. The Rest of the World segment recorded 44.3% growth, driven by the United States, Australia and the benefit of the full consolidation of Proactiva in Latin America. The Global Businesses segment recorded slight adjusted operating cash flow growth of 1.7%.

o    By business, and at constant exchange rates: adjusted operating cash flow in Water activities increased 3.8%, and Waste activities grew 16.0%. Energy Services declined 4.4% due to the mild winter in France, while in the United States the winter was harsh and therefore favorable to

Paris, August 28, 2014

operational performance. In particular, Dalkia France recorded a 14.8% decline in adjusted operating cash flow due to the unfavorable weather and the end of gas cogeneration contracts.

▪	Adjusted operating income grew 4.3% (+5.8% at constant exchange rates) to €564 million compared to re-presented €541 million for the first half of 2013 despite the negative impact of weather on Dalkia International performance and the unfavorable variation of pension provisions of roughly €30 million.
▪	Adjusted net income increased 40% to €187 million compared to re-presented €134 million in the first half of 2013.
o	The re-presented cost of net financial debt declined substantially from €264 million in the first half of 2013 to €222 million in the first half of 2014 due to a lower average net financial debt balance.
o	The adjusted tax rate was reduced to 35.3% in the first half of 2014 compared to re-presented 42.2% mainly due to improved results in France.
o	Net income attributable to shareholders of the company amounted to €151 million in the first half of 2014 compared to re-presented €1 million in prior year period.
▪	Strong improvement in net free cash flow[3] generation to -€163 million for the first half of 2014 versus -€563 million[4] in the first half of 2013, an increase of €400 million.
o	Continuing capex discipline (€579 million in industrial investments in the first half of 2014 compared to €612 million in the first half of 2013) and good working capital management.
▪	Net financial debt at June 30, 2014 amounted to €8,646 million versus €8,177 million at December 31, 2013.

*******************

▪	2014 objectives confirmed:
o	Revenue growth;
o	Around 10% growth in adjusted operating cash flow at constant exchange rates;
o	Significant growth in adjusted operating income;
o	Reduction in financial expense;
o	Significant growth in adjusted net income;
o	Proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenue currently under divestment

3 Cash flow before net financial divestments and after payment of financial expense and taxes represents the sum of adjusted operating cash flow and operating cash flow from financing activities, dividends received from joint ventures, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

4 Excluding the hybrid issuance in euros and pound sterling for €1,454 million (including coupons paid) in January 2013.

Paris, August 28, 2014

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

Contacts

Media Relations Laurent Obadia Sandrine Guendoul Tel : + 33 (0)1 71 75 12 52 sandrine.guendoul@veolia.com	Analyst & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. : + 33 (0)1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel. : + 1 312 552 2890

Paris, August 28, 2014

Results of Operations for the First Half ending June 30, 20145

1.  Commercial development

The Group has enjoyed a number of commercial successes since January 1, 2014, including:

-	On January 14, 2014, Greater Lyon (France) awarded Veolia Water an 8-year management contract for the production and distribution of drinking water in 54 municipalities. This contract will come into force on February 3, 2015, and represents estimated cumulative revenue of €660 million (French GAAP) and will require an investment of €55 million;
-	On January 29, 2014, the Iraqi Ministry for Municipalities and Public works awarded Veolia, in partnership with the Japanese conglomerate Hitachi and the Egyptian engineering company ArabCo, a 5-year contract to build and operate a desalination facility in Basra, Iraq. This contract represents estimated cumulative revenue of USD 115 million for Veolia;
-	On February 3, 2014, the Swiss pharmaceutical company Novartis renewed its confidence in Veolia, by again awarding the Group the management of utilities at Novartis’ production sites in Basel, Switzerland, the company’s historic headquarters, as well as the management of technical services and facilities at 15 of its largest sites in Western Europe. These contracts represent estimated cumulative revenue of €925 million over five years;
-	On February 20, 2014, the municipality of Buenos Aires, Argentina awarded the management of waste services to Proactiva Medio Ambiente, the Veolia subsidiary in charge of Latin America activities. This contract represents estimated cumulative revenue of €500 million over 10 years;
-	On March 26, 2014 the municipality of Las Condes, in Santiago de Chile, renewed its confidence in Proactiva Medio Ambiente, Veolia’s Latin American subsidiary, by awarding it a contract for household solid waste collection. This 8-year contract, with an extension option for two additional years, represents estimated cumulative revenue of €40 million;
-	On May 6, 2014, Veolia signed a contract with Ecopetrol America Inc. (the US subsidiary of the Columbian national petroleum company, Colombie Ecopetrol SA) for the supply of water treatment equipment and services in Columbia. This contract for the treatment of water produced by petroleum extraction activities at the Ecopetrol site located south-east of Bogota, represents estimated cumulative revenue of €60 million;
-	On June 27, 2014, BP selected Veolia as a partner at one of its largest gas field development projects. Veolia will design, build and operate a raw water treatment plant for BP’s Khazzan gas field development project, located southwest of Muscat in the Sultanate of Oman. This contract for an initial period of one year and with extension options for up to four additional years, represents estimated cumulative revenue of USD 75 million for Veolia;
-	On July 1, 2014, Hunter Water Corporation awarded Veolia its largest operating contract for 25 water and wastewater treatment plants in the Hunter region in New South Wales, Australia. This 8-year contract represents estimated cumulative revenue of €193 million.

5 An overview of re-presented financial accounts for the period ended June 30, 2013 is presented on page 24 of this press release.

Paris, August 28, 2014

2.  Revenue

2.1 Overview

Half-year ended June 30 2014 (€ million)	Half-year ended June 30, 2013, re-presented (€ million)	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

Changes in consolidation scope positively impacted 2014 first-half revenue by €265.1 million, including €244.3 million related to the acquisition of control of Proactiva Medio Ambiente at the end of November 2013. Proactiva Medio Ambiente is fully consolidated in the Group’s financial statements from this date.

The foreign exchange impact of -€169.5 million primarily reflects the appreciation of the euro against the Australian dollar (-€70.0 million), the US dollar (-€40.2 million), the Czech crown (-€20.1 million), the Japanese yen (-€18.6 million) and the Brazilian real (-€17.4 million). The pound sterling appreciated against the euro with a foreign exchange impact of €35.1 million.

2.2 Revenue by operating segment

(€ million)	Half-year ended June 30 2014 (€ million)	Half-year ended June 30, 2013, re-presented (€ million)	% Change	Internal growth	External growth	Foreign exchange impact
France	2,765.1	2,782.3	-0.6%	-0.6%	n/a	n/a
Europe, excluding France	2,427.0	2,365.9	+2.6%	+2.4%	-0.2%	+0.4%
Rest of the World	2,162.4	1,884.4	+14.7%	+8.0%	+14.0%	-7.3%
Global Businesses	2,101.7	1,999.7	+5.1%	+7.8%	-0.6%	-2.1%
Dalkia	1,552.3	1,823.5	-14.9%	-14.6%	-0.3%	n/a
Other	223.0	218.0	+2.3%	-8.8%	+10.8%	+0.3%
Revenue	11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

France

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,765.1	2,782.3	-0.6%	-0.6%	n/a	n/a

Revenue in France was stable overall (-0.6% at current and constant consolidation scope).

Paris, August 28, 2014

▪	Water activities reported a 1.2% contraction in revenue (at current and constant consolidation scope). Revenue benefited from tariff indexation increases, which partially offset contractual erosion and lower construction activity. Volumes sold remained stable over the period.

▪	Waste activities reported relatively stable revenue (+0.1% at current and constant consolidation scope). A slightly favorable volume effect and an increase in net prices (excluding materials), were offset by downward trends in recycled raw material prices.

Europe, excluding France

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,427.0	2,365.9	+2.6%	+2.4%	-0.2%	+0.4%

Revenue of the “Europe excluding France” segment grew 2.6% at current consolidation scope and exchange rates (+2.4% at constant consolidation scope and exchange rates). This increase is primarily due to sustained revenue growth:

-	in the United Kingdom: revenue rose substantially by 13.5% at current consolidation scope and exchange rates (+9.7% at constant consolidation scope and exchange rates) due to the increase in commercial collection and hazardous waste volumes and the contribution of integrated contracts in Waste operations (particularly Leeds and Staffordshire);

-	in Central and Eastern European countries: revenue grew 2.9% at constant consolidation scope and exchange rates, in line with tariff increases in the Water business.

These impacts were partially offset by a fall in revenue in Northern Europe of nearly -4.3% on a current basis, primarily due to the impact of unfavorable weather conditions on the Braunschweig contract in Germany.

Rest of the World

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,162.4	1,884.4	+14.7%	+8.0%	+14.0%	-7.3%

Revenue of the “Rest of world” segment increased 14.7% at current consolidation scope and exchange rates (+8.0% at constant consolidation scope and exchange rates).

This increase was driven primarily by sustained revenue growth:

-	in the United States, where revenue grew by 6.4% at current consolidation scope and exchange rates (+8.7% at constant consolidation scope and exchange rates) mainly due to revenue growth in Energy Services (thanks to harsh weather conditions, new projects and higher natural gas and diesel prices);

-	in Australia, where revenue grew significantly by 11.0% at constant consolidation scope and exchange rates (-1.8% at current consolidation scope and exchange rates), due primarily to higher landfill volumes and growth in industrial services in Waste operations.

Paris, August 28, 2014

The external growth impact (€244.3 million) is related to the acquisition of control of Proactiva Medio Ambiente at the end of November 2013.

Global Businesses

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,101.7	1,999.7	+5.1%	+7.8%	-0.6%	-2.1%

Revenue of the Global Businesses segment grew 5.1% at current consolidation scope and exchange rates (+7.8% at constant consolidation scope and exchange rates). This increase was mainly due to sustained revenue growth:

-	in VWS : +4.0% at current consolidation scope and exchange rates and +10.0% at constant consolidation scope and exchange rates. This solid momentum in revenue was primarily driven by the start-up of major projects in the industrial Design and Build sector (particularly desalination projects in the Middle East);

-	in SARPI : +7.6% at constant consolidation scope and exchange rates and +11.6% at current consolidation scope and exchange rates, with higher hazardous waste treatment volumes (particularly used oil regeneration and treatment of contaminated soil).

Dalkia

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
1,552.3	1,823.5	-14.9%	-14.6%	-0.3%	n/a

Dalkia France revenue fell substantially during the period by 14.9% at current consolidation scope (-14.6% at constant consolidation scope). This decline was mainly due to the negative impact of winter 2014 weather conditions compared with the particularly harsh weather the year before, and the impact of the programmed end of gas cogeneration contracts in France.

Other

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
223.0	218.0	+2.3%	-8.8%	+10.8%	+0.3%

The Other segment primarily comprises revenue from our activities in Israel and of the group holding companies (mainly industrial multiservice contracts, corporate holding companies and our engineering and consulting activities).

Paris, August 28, 2014

2.3 Revenue by business

(€ million)	Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
Water Waste Energy Services Other	5,113.1 4,175.1 1,833.6 109.7	5,000.4 3,984.7 1,972.3 116.4	+2.3% +4.8% -7.0% -5.8%	+3.1% +2.8% -10.1% -5.8%	+1.2% +3.3% +3.6% n/a	-2.0% -1.3% -0.5% +0.0%
Revenue	11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

Veolia Environnement consolidated revenue grew 0.6% at constant consolidation scope and exchange rates (+1.4% at current consolidation scope and exchange rates) to €11,231.5 million for the half-year ended June 30, 2014, compared with re-presented revenue of €11,073.8 million for the half-year ended June 30, 2013. Revenue trends improved overall in the second quarter of 2014, showing growth of 3.1% at constant consolidation scope and exchange rates, compared with a contraction of 1.7% at constant consolidation scope and exchange rates in the first quarter of 2014.

Water

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
5,113.1	5,000.4	+2.3%	+3.1%	+1.2%	-2.0%

The growth in Water segment revenue of 3.1% at constant consolidation scope and exchange rates (+2.3% at current consolidation scope and exchange rates) is mainly due to the increase in Construction activity and the favorable impact of price increases in Central and Eastern Europe.

Revenue growth improved significantly in the second quarter of 2014, increasing 5.2% at constant consolidation scope and exchange rates compared with +0.9% in the first quarter.

-	Revenue from Water Operations activities remained relatively stable, increasing 0.4% at constant consolidation scope and exchange rates (+1.0% at current consolidation scope and exchange rates).

-	Technologies and Networks activities benefited from favorable organic growth, increasing 8.9% at constant consolidation scope and exchange rates (+5.0% at current consolidation scope and exchange rates). This growth is mainly attributable to the start-up of major projects in VWS, and particularly in the industrial Design and Build sector (desalination project in the Middle East).

Paris, August 28, 2014

Waste

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
4,175.1	3 984.7	+4.8%	+2.8%	+3.3%	-1.3%

Waste revenue grew 2.8% at constant consolidation scope and exchange rates (+4.8% at current consolidation scope and exchange rates), primarily thanks to:

-	solid momentum in the United Kingdom, driven by the increase in commercial collection and hazardous waste volumes and the contribution of integrated contracts (particularly Leeds and Staffordshire);

-	the consolidation of Proactiva’s Waste activities;

-	the progression of revenue in Australia (landfill volumes and industrial services).

Revenue growth decreased slightly in the second quarter to 2.5% at constant consolidation scope and exchange rates, compared with 3.3% in the first quarter of 2014 on the same basis.

Energy Services

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
1,833.6	1,972.3	-7.0%	-10.1%	+3.6%	-0.5%

Energy Services revenue fell 7.0% during the period at current consolidation scope and exchange rates (-10.1% at constant consolidation scope and exchange rates). This decline was mainly due to the negative impact of weather conditions in the winter of 2013-2014 compared with the particularly harsh weather the year before and the impact of the programmed end of gas cogeneration contracts in France.

Nonetheless, a marked improvement in Energy Services revenue trends was recorded in the second quarter of 2014. Revenue contracted only 2.8% at constant consolidation scope and exchange rates in the second quarter of 2014 compared with -14.2% in the first quarter (positive impact of TNAI activities in North America).

Other

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
109.7	116.4	-5.8%	-5.8%	n/a	+0.0%

The Other business reported a 5.8% decline in revenue at constant (and current) consolidation scope and exchange rates.

Paris, August 28, 2014

The Other business encompasses our Corporate holding company activities, our multiservice contracts and our engineering and consulting activities.

3. Other income statement items

3.1 Selling, general and administrative expenses

Selling, general and administrative expenses declined from €1,422.1 million for the first half of 2013 to €1,419.3 million for the first half of 2014, representing a decrease of 0.2%.

The ratio of selling, general and administrative expenses declines from 12.8% for the half-year ended June 30, 2013, to 12.6% for the half-year ended June 30, 2014.

At constant consolidation scope and exchange rates, excluding wage inflation and net movements in management pension plans, selling, general and administrative expenses decreased by €72 million (contraction of 5%).

This decrease is due to continued organizational optimization and the cost reduction program implemented by the Group since 2012.

3.2 Reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities with Adjusted operating income

Operating income as presented in the income statements for the half-years ended June 30, 2014 and June 30, 2013 on a re-presented basis, breaks down as follows by operating segment:

	Operating income
(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013	% Change	% Change at constant exchange rates
France	106.1	108.6	-2.3%	-2.3%
Europe, excluding France	126.3	93.6	34.9%	35.6%
Rest of the World	117.6	66.0	78.3%	85.6%
Global Businesses	48.4	55.9	-13.4%	-12.0%
Dalkia	108.3	93.7	15.5%	15.5%
Other	(88.8)	(53.9)	-64.7%	-64.7%
Total	417.9	363.9	14.8%	16.6%
Operating income margin	3.7%	3.3%

Paris, August 28, 2014

The reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities for the half-years ended June 30, 2014 and 2013 (re-presented) with Adjusted operating income breaks down as follows:

Half-year ended June 30, 2014				Adjustments		Adjusted operating income (2) (F)
(€ million)	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity-accounted entities (C)	Impairment losses on goodwil (D)	Other (1) (E)
France	106.1	(0.7)	105.4	-	-	105.4
Europe, excluding France	126.3	16.0	142.3	-	(2.0)	144.3
Rest of the World	117.6	22.1	139.7	-	-	139.7
Global Businesses	48.4	4.1	52.5	-	-	52.5
Dalkia	108.3	29.1	137.4	-	(1.5)	138.9
Other	(88.8)	50.3	(38.5)	-	(22.0)	(16.5)
Total	417.9	120.9	538.8	-	(25.5)	564.3

(C) = (A)+(B) and (F)= (C)-(D)-(E)

(1) In the half-year ended June 30, 2014, restructuring costs relating to the head office voluntary departure plan are excluded from adjusted operating income, as are restructuring costs in the United Kingdom.

(2) Adjusted operating income is defined at the end of this press release.

Half-year ended June 30, 2013, re-presented				Adjustments
(€ million)	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity-accounted entities (C)	Impairment losses on goodwill (1) (D)	Other (2) (E)	Adjusted operating income (3) (F)
France	108.6	1.5	110.1	-	-	110.1
Europe, excluding France	93.6	3.9	97.5	(48.5)	-	146.0
Rest of the World	66.0	19.7	85.7	-	-	85.7
Global Businesses	55.9	4.2	60.1	-	-	60.1
Dalkia	93.7	67.6	161.3	-	-	161.3
Other	(53.9)	14.9	(39.0)	-	(17.1)	(21.9)
Total	363.9	111.8	475.7	(48.5)	(17.1)	541.3

(C) = (A)+(B) and (F)= (C)-(D)-(E)

(1) Impairment losses on goodwill other than negative goodwill presented in the “Other” adjustments column. Comprised impairment losses of €48.5 million recognized in the Waste division in Germany in the half-year ended June 30, 2013.

(2) In the half-year ended June 30, 2013, re-presented, restructuring costs relating to the head office voluntary departure plan are excluded from adjusted operating income.

(3) Adjusted operating income is defined at the end of this press release.

Paris, August 28, 2014

The change in adjusted operating income breaks down as follows:

	Adjusted operating income
(€ million	Half-year ended June 30, 2014	Half-year ended June 30, 2013	% Change	% Change at constant exchange rates
France	105.4	110.1	-4.2%	-4.2%
Europe, excluding France	144.3	146.0	-1.2%	-0.7%
Rest of the World	139.7	85.7	62.9%	69.6%
Global Businesses	52.5	60.1	-12.6%	-11.5%
Dalkia	138.9	161.3	-13.9%	-13.1%
Other	(16.5)	(21.9)	24.7%	24.7%
Total	564.3	541.3	4.3%	5.8%

Adjusted operating income6 for the half-year increased 4.3% at current exchange rates (+5.8% at constant exchange rates) to €564.3 million, compared with re-presented figures for the half-year ended June 30, 2013. This increase was mainly due to:

-	the significant increase in adjusted operating cash flow during the first half of 2014;

-	the increase in the share of adjusted net income of joint ventures and associates to €122.4 million for the half-year, up 9.5% on a current basis (compared with re-presented €111.8 million for the half-year ended June 30, 2013), attributable to the impact of the sale of Marius Pedersen in the amount of €48.9 million in 2014, offset by the weaker performance of Dalkia International due to the highly negative weather impact;

-	negative movements in provisions for pensions compared with the first-half of 2013 of around €32 million in VE S.A. due to the reversal of provisions for the closure in 2013 of the executive management defined benefit pension plan.

The €120.9 million share of net income of equity-accounted entities can be split between the share of net income of joint ventures and the share of net income of associates:

•	Share of net income of joint ventures

The share of net income of joint ventures was €104.3 million for the half-year ended June 30, 2014, compared with re-presented net income of €99.5 million for the half-year ended June 30, 2013.

This increase is due to the €48.9 million capital gain realized on the disposal of Marius Pedersen and the weaker performance of Dalkia International.

Dalkia International Contribution (1) (€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	% Change	% Change at constant consolidation scope and exchange rates
Revenue	2,076.0	2,436.6	-14.8%	-9.1%
Operating income after share of net income (loss) of equity-accounted entities	144.6	211.6	-31.7%	-30.7%
Adjusted operating cash flow	257.7	313.6	-17.8%	-14.6%
Industrial investments (incl. OFA)	(104.9)	(107.3)	2,2%	n/a
(1)	Dalkia International contribution at 100%

6 After the share of adjusted net income of joint ventures and associates.

Paris, August 28, 2014

The fall in Dalkia International revenue is primarily due, in the amount of -€105.3 million, to a negative weather impact, particularly in Central Europe, tied to the exceptionally mild weather in the first quarter of 2014 compared with the particularly harsh winter conditions of the prior year.

Chinese Water Concessions Contribution (2) (€ millions)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	% Change	% Change at constant consolidation scope and exchange rates
Revenue	264.7	261.5	1.2%	4.9%
Operating income after share of net income (loss) of equity-accounted entities	28.6	29.1	-2.1%	1.4%
Adjusted operating cash flow	55.5	56.6	-1.9%	1.5%
Industrial investments (incl. OFA)	(24.5)	(16.9)	-45.0%	n/a
(2)	Group share

•	Share of net income of associates

The share of net income of associates was €16.6 million for the half-year ended June 30, 2014, compared with re-presented €12.3 million for the half-year ended June 30, 2013.

3.3 Adjusted operating cash flow

Changes in adjusted operating cash flow by operating segment were as follows:

(€ million)	Adjusted operating cash flow
	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change
			at current exchange rates	at constant exchange rates
France	311.2	293.5	6.0%	6.0%
Europe, excluding France	293.4	286.7	2.3%	2.1%
Rest of the World	258.6	188.1	37.5%	44.3%
Global Businesses	94.8	94.2	0.6%	1.7%
Dalkia	109.7	128.7	-14.8%	-14.8%
Other	(59.0)	(61.2)	3.6%	3.4%
Adjusted operating cash flow	1,008.7	930.0	8.5%	9.9%
Adjusted operating cash flow margin	9.0%	8.4%

Paris, August 28, 2014

Changes in adjusted operating cash flow by business were as follows:

(€ million)	Adjusted operating cash flow
	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change
			at current exchange rates	at constant exchange rates
Water	436.4	427.0	2.2%	3.8%
Waste	463.8	404.1	14.8%	16.0%
Energy Services	146.5	154.9	-5.4%	-4.4%
Other	(38.0)	(56.0)	32.1%	32.3%
Adjusted operating cash flow	1,008.7	930.0	8.5%	9.9%
Adjusted operating cash flow margin	9.0%	8.4%

Adjusted operating cash flow rose 9.9% at constant exchange rates (8.5% at current exchange rates) to €1,008.7 million for the half-year ended June 30, 2014, compared with re-presented €930.0 million for the half-year ended June 30, 2013.

Excluding Dalkia France, adjusted operating cash flow would have increased 12.3% at current exchange rates and 13.9% at constant exchange rates.

The increase in adjusted operating cash flow benefited in the first half of 2014 from:

-	the positive contribution of cost saving plans;
-	growth in Water activities in France, as well as in Central and Eastern Europe tied to price increases;
-	the solid performance of Waste operations in the hazardous waste sector and a favorable volume effect in Australia and the United Kingdom;
-	the full consolidation of Proactiva Medio Ambiente in Latin America.

Conversely, adjusted operating cash flow was impacted by:

-	contractual erosion in Water activities and trends in scrap metal prices in Waste operations in France;
-	a decline in the profitability of activities in Germany, mainly due to unfavorable weather conditions;
-	a difficult first half-year for Dalkia in France, due to the unfavorable weather conditions and the impact of the programmed end of gas cogeneration contracts. Dalkia France adjusted operating cash flow nonetheless benefited from a favorable price effect for services.

The foreign exchange impact on adjusted operating cash flow was limited to -€13.3 million and mainly reflects the appreciation of the euro against the Australian dollar (-€8.1 million), the US dollar (-€2.9 million) and the Czech crown (-€3.1 million). The pound sterling appreciated against the euro for €4.2 million.

Analysis by operating segment:

France

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013 re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	311.2	293.5	6.0%	6.0%
Adjusted operating cash flow margin	11.3%	10.5%
Adjusted operating income *	105.4	110.1	-4.2%	-4.2%

* including the share of adjusted net income (loss) of joint ventures and associates.

Paris, August 28, 2014

Adjusted operating cash flow increased by 6.0% at constant and current exchange rates to €311.2 million for the half-year ended June 30, 2014, compared with re-presented €293.5 million for the half-year ended June 30, 2013.

The adjusted operating cash flow of Water activities in France grew due to the impact of the cost reduction program, which outweighed that of unfavorable contractual changes.

For the Waste business, the change in adjusted operating cash flow was penalized by trends in scrap metal prices.

Adjusted operating income declined by 4.2% to €105.4 million for the half-year ended June 30, 2014, compared with re-presented €110.1 million for the half-year ended June 30, 2013. The decrease in adjusted operating income from Waste operations in France was mainly due to the change in reversals of asset impairment provisions and the negative impact of the change in the discount rate applied to provisions for site remediation.

Adjusted operating income of Water activities in France increased compared to June 30, 2013, in line with the increase in adjusted operating cash flow.

Europe excluding France

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	293.4	286.7	2.3%	2.1%
Adjusted operating cash flow margin	12.1%	12.1%
Adjusted operating income *	144.3	146.0	-1.2%	-0.7%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow in Europe, excluding France increased by 2.1 % at constant exchange rates (+2.3% at current exchange rates) to €293.4 million for the half-year ended June 30, 2014, compared with re-presented €286.7 million for the half-year ended June 30, 2013.

For the half-year ended June 30, 2014, growth in adjusted operating cash flow was particularly marked for Waste operations in the United Kingdom. It also benefited from the good momentum of Water activities in Central and Eastern Europe related to price increases, as well as the net impact of cost reduction plans.

The adjusted operating cash flow of activities in Germany was penalized by unfavorable weather conditions in the first quarter of 2014, which negatively impacted electricity, gas and heating margins of the Braunschweig contract.

Adjusted operating income declined slightly by 0.7% at constant exchange rates (-1.2% at current exchange rates) to €144.3 million for the half-year ended June 30, 2014, compared with re-presented €146.0 million for the half-year ended June 30, 2013.

This slight downturn was due to the improvement in adjusted operating cash flow offset by movements in operating provisions relating to the fair value remeasurement of assets in the course of divestiture in Poland (-€17.7 million).

Paris, August 28, 2014

Rest of the World

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	258.6	188.1	37.5%	44.3%
Adjusted operating cash flow margin	12.0%	10.0%
Adjusted operating income *	139.7	85.7	62.9%	69.6%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow rose 44.3% at constant exchange rates (37.5% at current exchange rates) to €258.6 million for the half-year ended June 30, 2014, compared with re-presented €188.1 million for the half-year ended June 30, 2013.

This strong growth in adjusted operating cash flow mainly concerns:

-	Energy Services activities in the United States;
-	the full consolidation of Proactiva Medio Ambiente since November 28, 2013;
-	the good momentum of Water and Waste activities in Australia, mainly due to the performance of new contracts;
-	the strong performance of Water activities in Gabon and the Middle East.

Adjusted operating income increased to €139.7 million for the half-year ended June 30, 2014, compared with re-presented €85.7 million for the half-year ended June 30, 2013, due to the improvement in adjusted operating cash flow and positive movements in operating provisions, particularly in Water activities in the United States.

Global Businesses

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	94.8	94.2	0.6%	1.7%
Adjusted operating cash flow margin	4.5%	4.7%
Adjusted operating income *	52.5	60.1	-12.6%	-11.5%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow increased 1.7% at constant exchange rates (0.6% at current exchange rates) to €94.8 million for the half-year ended June 30, 2014, compared with re-presented €94.2 million for the half-year ended June 30, 2013.

This increase in adjusted operating cash flow was primarily due to:

-	the net impact of cost reduction plans;
-	the growth in hazardous waste activities, primarily in line with the increase in treated volumes (particularly following the start-up of the Osilub used oil regeneration plant).

Adjusted operating income declined 11.5% at constant exchange rates (-12.6% at current exchange rates) to €52.5 million for the half-year ended June 30, 2014, compared with re-presented €60.1 million for the half-year ended June 30, 2013. This fall in adjusted operating income was due to the recognition in 2013 of the gain on disposal of Water activities in Portugal (€15.6 million).

Paris, August 28, 2014

Dalkia

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	109.7	128.7	-14.8%	-14.8%
Adjusted operating cash flow margin	7.1%	7.1%
Adjusted operating income *	138.9	161.3	-13.9%	-13.1%

* including the share of adjusted net income (loss) of joint ventures and associates.

Dalkia France adjusted operating cash flow fell by 14.8% at constant and current exchange rates to €109.7 million for the half-year ended June 30, 2014, compared with re-presented €128.7 million for the half-year ended June 30, 2013. This decrease was mainly due to particularly unfavorable weather conditions, the impact of the programmed cessation of gas cogeneration contracts and unfavorable movements in energy prices.

Adjusted operating income was €138.9 million for the half-year ended June 30, 2014, compared with re-presented €161.3 million for the half-year ended June 30, 2013. Adjusted operating income was heavily affected by the impact of unfavorable weather conditions in Central Europe in Dalkia International. The share of net income (loss) of equity-accounted entities of Dalkia, including Dalkia International was €29.1 million for the half-year ended June 30, 2014, compared with re-presented €67.5 million for the half-year ended June 30, 2013.

Other

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	(59.0)	(61.2)	3.6%	3.4%
Adjusted operating cash flow margin	-26.5%	-28.1%
Adjusted operating income (loss)*	(16.5)	(21.9)	24.7%	24.7%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow of the Other segment improved by 3.4% at constant exchange rates (+3.6% at current exchange rates) to -€59 million for the half-year ended June 30, 2014, compared with re-presented -€61.2 million for the half-year ended June 30, 2013.

Adjusted operating cash flow benefited from the decrease in restructuring costs associated with the head office voluntary departure plan between the first half of 2014 and the first half of 2013, as well as from cost reductions following the regrouping of the corporate headquarter facilities completed since July 2013.

This improvement was partially offset by a worsening of the adjusted operating cash flow of specialized insurance holding companies, in line with an increase in claims.

The adjusted operating loss improved significantly by 24.7% at constant and current exchange rates to €16.5 million for the half-year ended June 30, 2014, compared with re-presented loss of €21.9 million for the half-year ended June 30, 2013.

This change was due to the improvement in adjusted operating cash flow and the impact of the sale of Marius Pedersen in June 2014 in the amount of €48.9 million, recognized in the share of net income (loss) of joint ventures and associates. The adjusted operating loss was also impacted by provision reversals following amendments to VE S.A. executive management pension plans of €32 million compared to the first half of 2013 and provisions for contractual risks on an industrial multiservice contract.

Paris, August 28, 2014

3.4 Net finance costs

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented
Income	24.3	22.5
Expenses	(250.9)	(328.1)
Net finance costs	(226.6)	(305.6)
Other financial income and expenses	16.3	13.4

Net finance costs totalled €226.6 million for the half-year ended June 30, 2014, compared with re-presented €305.6 million for the half-year ended June 30, 2013.

Net finance costs for the half-year ended June 30, 2013 included a one-off expense of €43 million relating to the June 2013 buyback of bonds in the amount of €699 million euro equivalent.

The financing rate as defined at the end of this press release was 5.16% for the half-year ended June 30, 2014, stable compared to the rate for the half-year ended June 30, 2013, excluding the cost of bond issue buybacks in June 2013 of €43 million.

The stability of the financing rate between June 2014 and June 2013 is due to the positive impact of active debt management, with in particular the partial buybacks in 2013 and the amortization of the 2013 and 2014 bond lines, offset by the cost of carrying the liquidity, the impact of the increase in short-term rates on the floating-rate portion of net financial debt and the consolidation of Proactiva’s debt at the end of 2013 (average outstanding debt of €150 million in the first half of 2014 at a rate of 11%).

3.5 Income tax expense

The income tax expense for the half-year ended June 30, 2014 was €100.1 million. The adjusted tax rate was reduced to 35.3% in the first half of 2014 compared to re-presented 42.2% in the first half of 2013 mainly due to improved results in France.

The tax rate for the half-year ended June 30, 2014 was 38.2% after adjustment for one-off items and primarily the impact of divestitures performed during the first half of 2014 and asset impairments. The income tax rate for the half-year ended June 30, 2013 was 52.6% after adjustment for one-off items and primarily the goodwill impairment in Waste operations in Germany and other non-deductible costs or costs that cannot be deducted for tax purposes due to the projected taxable income of the corresponding subsidiaries.

The decrease in the tax rate adjusted for one-off items is mainly due to the improvement of the French tax group results, which is still recording a deficit (with no impact on tax expense due to the fact that losses are not recognized for the French tax group).

3.6 Net income (loss) from discontinued operations

The net loss from discontinued operations was €22.4 million for the half-year ended June 30, 2014, compared with a re-presented net loss of €16.4 million for the half-year ended June 30, 2013 and includes equity-accounted entities divested or in the course of divestiture.

This net loss for the half-year ended June 30, 2014 mainly reflects operations divested or in the course of divesture, i.e. Water activities in Morocco and Citelum urban lighting activities in the Energy Services division.

Paris, August 28, 2014

3.7 Net income (loss) attributable to other associates

Net income attributable to other associates (Transdev Group) totalled €4.4 million for the half-year ended June 30, 2014, compared with a net loss of €5.5 million for the half-year ended June 30, 2013.

Key operational indicators for Transdev Group (at 100%) for the half-years ended June 30, 2014 and June 30, 2013, on a re-presented basis, are as follows:

(€ million)	Transdev Group Half-year ended June 30, 2014 (*)	Transdev Group Half-year ended June 30, 2013 (*)
Revenue	3,216.2	3,362.7
Adjusted operating cash flow	175.2	173.7
Operating income	57.3	26.3
Net income (loss) for the period	21.8	(25.5)

(*) Transdev Group at 100%, including the results of SNCM.

At constant consolidation scope and exchange rates, Transdev reported a decrease in revenue of 2.3%.

This decrease is due to the cessation or loss of contracts in the Netherlands (Public transport of Utrecht and Twente, and Taxi Valys), the United States (Las Vegas, OCTA) and France (Nice, Menton), partially offset by the Melbourne contract launched in August 2013, the expansion in France of inter-city and Greater Paris activities, as well as growth outside France, particularly in Germany (with the launch of the Rosenheim regional train contract), Chile and the United States (transport-on-demand activity).

Transdev Group adjusted operating cash flow improved 6.5% at constant consolidation scope and exchange rates. This improvement, despite the negative impact of contract losses, was due to solid operating performance, in particular in France and in Australia.

The increase in operating income for the half-year ended June 30, 2014 was due to the increase in adjusted operating cash flow and favorable movements in provisions, as well as the goodwill impairment recognized in the United Kingdom in the first half of 2013, and the increase of net income of equity-accounted entities.

The increase in the net income of Transdev Group primarily reflects its solid operating performance over the period.

3.8 Net income (loss) attributable to non-controlling interests

Net income attributable to non-controlling interests was €59.3 million for the half-year ended June 30, 2014, compared with re-presented €84.7 million for the half-year ended June 30, 2013. This decrease was mainly due to the downturn in the performance of Dalkia International and Dalkia France over the period.

3.9 Net income (loss) attributable to owners of the Company

Net income attributable to owners of the Company was €151.1 million for the half-year ended June 30, 2014, compared with re-presented €0.8 million for the half-year ended June 30, 2013. Adjusted net income attributable to owners of the Company was €187.5 million for the half-year ended June 30, 2014, compared with re-presented €133.8 million for the half-year ended June 30, 2013.

Paris, August 28, 2014

Given the weighted average number of shares outstanding of 536.2 million in the first six months of 2014 (basic and diluted) and 510.9 million in the first six months of 2013 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was €0.15 for the half-year ended June 30, 2014, compared with -€0.03 for the half-year ended June 30, 2013. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.35 for the half-year ended June 30, 2014, compared with re-presented €0.26 for the half-year ended June 30, 2013.

Adjusted net income for the half-year ended June 30, 2014 breaks down as follows:

Half-year ended June 30, 2014 (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	564.3	(25.5)(*)	538.8
Net finance costs	(226.6)	-	(226.6)
Other financial income and expenses	16.3	-	16.3
Income tax expense	(100.5)	0.4	(100.1)
Share of net income (loss) of other equity-accounted entities	-	4.4	4.4
Net income (loss) from discontinued operations	-	(22.4)	(22.4)
Non-controlling interests	(66.0)	6.7	(59.3)
Net income (loss) attributable to owners of the Company	187.5	(36.4)	151.1

* Adjustments to operating income are presented in section 3.2.

Re-presented adjusted net income for the half-year ended June 30, 2013 breaks down as follows:

Half-year ended June 30, 2013, re-presented (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	541.3	(65.6)(*)	475.7
Net finance costs	(262.6)	(43.0)(**)	(305.6)
Other financial income and expenses	13.4	-	13.4
Income tax expense	(76.1)	-	(76.1)
Share of net income (loss) of other equity-accounted entities	-	(5.5)	(5.5)
Net income (loss) from discontinued operations	-	(16.4)	(16.4)
Non-controlling interests	(82.2)	(2.5)	(84.7)
Net income (loss) attributable to owners of the Company	133.8	(133.0)	0.8

* Adjustments to operating income are presented in section 3.2.

** Costs related to bond buybacks at the end of the year, as presented in Section 3.4.

4. Cash flows

Operating cash flow before changes in working capital

Operating cash flow before changes in working capital totalled €1,049.5 million in the half-year ended June 30, 2014, compared with re-presented €988.6 million in the half-year ended June 30, 2013, including adjusted operating cash flow of €1,008.7 million (compared with re-presented €930.0 million in the first half of 2013), operating cash flow from financing activities of €42.9 million (compared with re-presented €50.8 million in the first half of 2013) and operating cash flow from discontinued operations of -€2.1 million (compared with re-presented €7.8 million in the first half of 2013).

Paris, August 28, 2014

Variation of Operating working capital requirements

The change in operating working capital requirements presented an outflow of €586.4 million for the half-year ended June 30, 2014, compared with a re-presented outflow of €748.8 million for the half-year ended June 30, 2013. This change mainly reflects the impact of the seasonal nature of the Group’s activities.

The Group continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance. Acquisitions and divestitures are detailed below:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013

Industrial investments	(501)	(536)
New operating financial assets	(78)	(76)
Total industrial investments	(579)	(612)
Financial investments	(37)	(13)
Transactions with non-controlling interests: partial purchases	(92)	(9)
Total Gross Investments	(708)	(634)
Industrial divestitures	28	30
Financial divestitures	281	261
Transactions with non-controlling interests: partial sales	2	-
Issues of share capital subscribed by the non-controlling interests	-	1
Total divestitures	311	292
Principal payments on operating financial assets	91	95
Total Net Investments	(306)	(247)

Industrial investments declined nearly 5% compared with the half-year ended June 30, 2013 re-presented. This decrease was particularly marked in France and Canada.

Growth industrial investments fell 8.2% over the half-year ended June 30, 2014, amounting to €303 million, compared with re-presented €329 million for the half-year ended June 30, 2013.

Maintenance-related industrial investments fell 4.3% over the period to €198 million for the half-year ended June 30, 2014, compared with re-presented €207 million for the half-year ended June 30, 2013. The significant increase in PFI investments in the United Kingdom is of note: €98 million for the half-year ended June 30, 2014, compared with €53 million for the half-year ended June 30, 2013, representing an increase of nearly 85%, mainly focused on growth investments.

Financial investments in the half-year ended June 30, 2014 included the buyout of minority interests in the Water sector in Central and Eastern Europe in the amount of €90.9 million and the acquisition of control of Kendall in the United States for a consideration of €19 million.

In the first half of 2014, financial (in enterprise value) and industrial divestitures amounted to €311 million (including transactions between shareholders) and primarily included the divestiture of the investment in Marius Pedersen for €240 million. Note that Water activities in Portugal were sold in the first half of 2013 for €91 million (enterprise value).

The Group monitors the net free cash flow indicator, before acquisitions and financial divestitures, a non- GAAP indicator defined as follows: Net free cash flow before net financial divestments and after payment of financial expense and taxes represents the sum of adjusted operating cash flow and operating cash flow from financing activities, dividends received from joint ventures, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

Paris, August 28, 2014

Net free cash flow for the half-year ended June 30, 2014 was negative and amounted to -€163 million compared to re-presented -€563 million for the first half of 2013 (excluding the issue at the beginning of January 2013 of deeply subordinated perpetual securities denominated in euros and pound sterling in the amount of €1,454.0 million), a €400 million improvement.

This significant improvement in net free cash flow for the half-year ended June 30, 2014 reflects the increase in adjusted operating cash flow and management of industrial investments as well as improvement in operating working capital.

Net financial debt at June 30, 2014 amounted to €8,646 million, compared to €8,177 million at December 31, 2013, including an unfavorable exchange rate impact of €117 million.

Adjusted net financial debt (excluding loans granted to equity-accounted entities) amounted to €5,873 million at June 30, 2014 compared to €5,452 million at December 31, 2013.

Loans granted to equity-accounted entities consist of loans to Dalkia International of €2,018.4 million and loans to Transdev Group of €621.9 million as of June 30, 2014.

5. Pro forma financial information

Pro forma data in connection with the shareholding restructuring of the Energy Services division

These figures include 6 months’ contribution from Dalkia International at 100% and exclude Dalkia operations in France. These figures do not include any restatement of inter-company activity between the two entities nor the impact of any potential synergies:

	Half-year ended June 30, 2014 pro forma	Half-year ended June 30, 2013 pro forma	% change at current exchange rates	% change at constant exchange rates
Revenue	11,764.1	11,714.6	0.4%	2.2%
Adjusted operating cash flow	1,153.2	1,112.8	3.6%	5.3%
Industrial investments (incl. OFA)	(591.9)	(608.7)	2.8%	n/a

First-half 2014 pro forma adjusted operating cash flow is up overall compared with the first half of 2013, despite the decrease in the adjusted operating cash flow of Dalkia International, primarily due to unfavorable weather conditions in the first quarter of 2014.

Paris, August 28, 2014

6. Reconciliation of previously published and re-presented data for the half-year ended June 30, 20137

€ million	Half-year ended June 30, 2013, published	Restatement IFRS 5 (1)	Half-year ended June 30, 2013, re-presented

Revenue	11,074	-	11,074
Adjusted operating cash flow	930	-	930
Operating income	364	-	364
Operating income after share of net income (loss) of equity-accounted entities (2)	473	+3	476
Adjusted operating income (3)	538	+3	541
Net Income attributable to owners of the Company	4	-3	1
Adjusted Net Income attributable to owners of the Company (4)	131	+3	134
Gross Investments	634	-	634
Free Cash Flow	556	-	556
Net financial debt	10,031	-	10,031
Loans granted to joint ventures	3,302	-	3,302
Adjusted net financial debt	6,729	-	6,729
(1)	Recognition of the contribution of the Veolia Transdev joint venture under Share of net income (loss) of equity-accounted entities within continuing operations
(2)	Including the re-presented share of net income (loss) of joint ventures and associates for the half-year ended June 30, 2013
(3)	Including the re-presented share of adjusted net income (loss) of joint ventures and associates for the half-year ended June 30, 2013

7 Unaudited figures

Paris, August 28, 2014

7. Accounting definitions

•	GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

•	Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance.

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

-	Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures;

-	Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment, negative goodwill recognized in net income and certain special items. Special items are items that are not expected to recur each year and that substantially change the economics of one or more cash-generating units.

The other indicators were not impacted by the new standards and are defined as follows:

-	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,
o	new contracts, and
o	the acquisition of operating assets allocated to a particular contract or project;

-	The term “external growth” includes growth through acquisitions (performed in the current period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

-	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

Paris, August 28, 2014

-	Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

-	The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;

-	Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment, negative goodwill recognized in net income and certain special items. Special items are items that are not expected to recur each year and that substantially change the economics of one or more cash-generating units;

-	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

-	Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid;

-	Net free cash flow is defined as cash flow before net financial divestments and after payment of financial expense and taxes and represents the sum of adjusted operating cash flow and operating cash flow from financing activities, dividends received from joint ventures, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

-	The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investments net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.

The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

Paris, August 28, 2014

8. Financial statements

Consolidated Statement of Financial Position: Assets (€ million)	As of June 30, 2014	As of December 31, 2013
Goodwill	3,478.9	3,486.3
Concession intangible assets	2,096.6	2,099.3
Other intangible assets	786.4	719.3
Property, plant and equipment	4,021.2	4,160.5
Investments in joint ventures	2,680.1	2,905.1
Investments in associates	378.8	385.0
Non-consolidated investments	41.2	40.5
Non-current operating financial assets	1,698.4	1,698.1
Non–current derivative instruments - Assets	122.6	258.3
Other non-current financial assets	1,881.6	2,492.0
Deferred tax assets	879.1	859.2
Non-current assets	18,064.9	19,103.6
Inventories and work-in-progress	442.2	434.5
Operating receivables	7,236.7	6,944.1
Current operating financial assets	106.9	97.9
Other current financial assets	1,295.5	628.0
Current derivative instruments – Assets	86.9	60.7
Cash and cash equivalents	2,874.8	4,274.4
Assets classified as held for sale	4,656.6	4,698.9
Current assets	16,699.6	17,138.5
Total aSSETS	34,764.5	36,242.1

Paris, August 28, 2014

Consolidated Statement of Financial Position: Equity & Liabilities (€ million)	As of June 30, 2014	As of December 31, 2013
Share capital	2,811.5	2,744.4
Additional paid-in capital	7,165.6	7,851.1
Reserves and retained earnings attributable to owners of the Company	(1,855.3)	(2,390.3)
Total equity attributable to owners of the Company	8,121.8	8,205.2
Total equity attributable to non-controlling interests	1,455.8	1,478.2
Equity	9,577.6	9,683.4
Non-current provisions	1,783.4	1,698.1
Non-current borrowings	8,495.6	9,496.8
Non-current derivative instruments – Liabilities	112.5	144.0
Deferred tax liabilities	829.7	801.1
Non-current liabilities	11,221.2	12,140.0
Operating payables	7,782.2	7,929.9
Current provisions	436.7	439.7
Current borrowings	2,994.5	2,912.8
Current derivative instruments – Liabilities	63.6	37.9
Bank overdrafts and other cash position items	133.1	216.1
Liabilities directly associated with assets classified as held for sale	2,555.6	2,882.3
Current liabilities	13,965.7	14,418.7
TOTAL EQUITY AND LIABILITIES	34,764.5	36,242.1

Paris, August 28, 2014

Consolidated Income Statement (€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, Re-presented (1)
Revenue	11,231.5	11,073.8
o/w Revenue from operating financial assets	87.8	91.1
Cost of sales	(9,393.9)	(9,300.4)
Selling costs	(258.2)	(264.0)
General and administrative expenses	(1,161.1)	(1,158.1)
Other operating revenue and expenses	(0.4)	12.6
Operating income	417.9	363.9
Share of net income (loss) of equity-accounted entities	120.9	111.8
o/w share of net income (loss) of joint ventures	104.3	99.5
o/w share of net income (loss) of associates	16.6	12.3
Operating income after share of net income (loss) of equity-accounted entities	538.8	475.7
Finance costs	(250.9)	(328.1)
Income from cash and cash equivalents	24.3	22.5
Other financial income and expenses	16.3	13.4
Income tax expense	(100.1)	(76.1)
Share of net income (loss) of other equity-accounted entities	4.4	(5.5)
Net income (loss) from continuing operations	232.8	101.9
Net income (loss) from discontinued operations	(22.4)	(16.4)
Net income for the period	210.4	85.5
Attributable to owners of the Company	151.1	0.8
Attributable to non-controlling interests in euros	59.3	84.7
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.15	(0.03)
Basic	0.15	(0.03)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.18	0.01
Basic	0.18	0.01
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.03)	(0.04)
Basic	(0.03)	(0.04)

(1)	Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of discontinued operations in the course of divestiture (including urban lighting activities (Citelum) and Water activities in Morocco) and discontinued operations divested (the share of net income (loss) of the associate Berlin Water to December 2, 2013) are presented retrospectively in a separate line, Net income (loss) from discontinued operations, for the half-year ended June 30, 2013.

Furthermore, the contribution of Transdev Group was transferred to continuing operations for the half-years ended June 30, 2014 and June 30, 2013.

(2)	Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2013 net income per share was adjusted following the distribution of a scrip dividend in May 2014. The adjusted weighted average number of shares is therefore 510,034,028 million (basic and diluted) as of June 30, 2013.

Basic earnings per share is calculated by dividing adjusted net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period. Pursuant to IAS 33.9 and IAS 12, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

As of June 30, 2014, the weighted average number of shares outstanding is 536,191,039 million (basic and diluted).

Paris, August 28, 2014

Consolidated Cash Flow Statement (€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, Re-presented
Net income for the period	210.4	85.5
Operating depreciation, amortization, provisions and impairment losses	608.3	593.4
Financial amortization and impairment losses	7.5	16.1
Gains/losses on disposal and dilution	(4.7)	(17.2)
Share of net income (loss) of joint ventures	(109.6)	(94.2)
Share of net income (loss) of associates	(16.6)	(21.9)
Dividends received	(1.8)	(1.6)
Finance costs and finance income	238.0	317.8
Income tax expense	100.0	80.7
Other items	18.0	30.0
Operating cash flow before changes in working capital	1,049.5	988.6
Changes in operating working capital	(586.4)	(748.8)
Income taxes paid	(83.4)	(123.3)
Net cash from operating activities	379.7	116.5
Including Net cash from operating activities of discontinued operations	(27.3)	(14.6)
Industrial investments	(497.7)	(525.5)
Proceeds on disposal of intangible assets and property plant and equipment	28.3	30.4
Purchases of investments	(36.4)	(3.3)
Proceeds on disposal of financial assets	278.9	85.7
Operating financial assets
New operating financial assets	(77.4)	(75.6)
Principal payments on operating financial assets	90.8	94.6
Dividends received (including dividends received from joint ventures and associates)	50.0	75.6
New non-current loans granted	(242.0)	(489.6)
Principal payments on non-current loans	195.0	11.2
Net decrease/increase in current loans	18.6	139.9
Net cash used in investing activities	(191.9)	(656.6)
Including Net cash used in investing activities of discontinued operations	(32.4)	(31.9)
Net increase/decrease in current borrowings	(887.9)	(599.0)
New non-current borrowings and other debts	112.1	81.3
Principal payments on non-current borrowings and other debts	(27.6)	(1,180.6)
Proceeds on issue of shares	-	0.4
Share capital reduction	-	-
Transactions with non-controlling interests: partial purchases	(91.6)	(8.5)
Transactions with non-controlling interests: partial sales	2.1	1.3
Proceeds on issue of deeply subordinated securities	-	1,470.2
Coupons on deeply subordinated securities	(68.0)	(16.6)
Purchases of/proceeds from treasury shares	-	-
Dividends paid	(246.5)	(171.6)
Interest paid	(306.4)	(459.5)
Net cash used in financing activities	(1,513.8)	(882.6)
Including Net cash used in financing activities of discontinued operations	(26.5)	(38.5)
NET CASH AT THE BEGINNING OF THE YEAR	4,058.3	4,745.3
Effect of foreign exchange rate changes and other	9.4	99.9
NET CASH AT THE END OF THE YEAR	2,741.7	3,422.5
Cash and cash equivalents	2,874.8	3,683.4
Bank overdrafts and other cash position items	133.1	260.9
NET CASH AT THE END OF THE YEAR	2,741.7	3,422.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Helman le Pas de Sécheval
Name: Helman le Pas de Sécheval

Title: General Counsel